SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form  40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding PPM’s future addition of 175 MW of windpower after PTC ruling.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: October 5, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISHPOWER’S PPM TO ADD 175 MW OF WINDPOWER AFTER PTC RULING

ScottishPower today announced that its US competitive subsidiary, PPM Energy (PPM), is planning to build two new windfarms generating a combined 175 MW following approval of the Production Tax Credit in Congress.

The fully permitted projects, the 75 MW Klondike II wind project in Oregon and the 100 MW Trimont wind project in Minnesota, are expected to be immediately earnings enhancing once completed in 2005. PPM also announced it has signed a 15-year power purchase agreement with Great River Energy, an electric cooperative, for all the Trimont output, and the output from Klondike II is also expected to be sold under long-term agreement currently under negotiation. The capital invested in these two projects is expected to be approximately $200 million and the returns are expected to be consistent with our internal targets.

PPM already controls 830 MW of wind energy and has another 200 MW at late-stage development with further announcements expected shortly. Development of these additional projects will bring PPM’s total wind portfolio to more than 1,200 MW by the end of 2005, well on target toward its goal of at least 2,000 MW online by 2010. More than 80% of PPM’s existing wind resource is sold under long-term contracts.

“We welcome the approval of the Production Tax Credit,” said Terry Hudgens, Chief Executive Officer of PPM. “This legislative action will further boost PPM’s strong development, construction and energy supply options to meet customer demand for renewable energy throughout the country. We are optimistic about the prospects for further substantial wind farm development in the coming year.”

Further information:

Colin McSeveny	Group Media Relations Manager	0141 636 4515
Andrew Jamieson	Head of Investor Relations	0141 636 4527

Note to editors: The Working Families Tax Relief Act of 2004 has extended the tax credits from certain renewable sources, including wind, to facilities placed in service after 2003 and before 2006. The tax credit now stands at 1.8 cents per kWh.